UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-11437

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION

SALARIED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION

6801 Rockledge Drive

Bethesda, MD 20817

Lockheed Martin Corporation

Salaried Savings Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Plan Administrator

Lockheed Martin Corporation

Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Lockheed Martin Corporation Salaried Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mitchell & Titus, LLP

Washington, D.C.

June 22, 2015

Lockheed Martin Corporation Salaried Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2014

(in thousands)

	ESOP Fund	401(h) account	Participant- Directed Investments	Total
Assets
Investments:
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$5,705,138	$—	$23,109,866	$28,815,004
Net assets held in 401(h) account	—	365,153	—	365,153
Receivables:
Participant contributions	—	—	14,985	14,985
Employer contributions	5,111	—	—	5,111
Notes receivable from participants	—	—	237,970	237,970

Total assets	5,710,249	365,153	23,362,821	29,438,223

Liabilities
Administrative expenses payable	—	—	2,739	2,739
Amounts related to obligation of 401(h) account	—	365,153	—	365,153

Total liabilities	—	365,153	2,739	367,892

Net assets reflecting investments at fair value	5,710,249	—	23,360,082	29,070,331
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	—	(47,619)	(47,619)

Total net assets available for benefits	$5,710,249	$—	$23,312,463	$29,022,712

The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Salaried Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2013

(in thousands)

	ESOP Fund	401(h) account	Participant- Directed Investments	Total
Assets
Investments:
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$4,737,141	$—	$21,817,496	$26,554,637
Net assets held in 401(h) account	—	340,670	—	340,670
Receivables:
Participant contributions	—	—	15,026	15,026
Employer contributions	5,113	—	—	5,113
Notes receivable from participants	—	—	235,704	235,704

Total assets	4,742,254	340,670	22,068,226	27,151,150

Liabilities
Administrative expenses payable	—	—	1,985	1,985
Amounts related to obligation of 401(h) account	—	340,670	—	340,670

Total liabilities	—	340,670	1,985	342,655

Net assets reflecting investments at fair value	4,742,254	—	22,066,241	26,808,495
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	—	(14,670)	(14,670)

Total net assets available for benefits	$4,742,254	$—	$22,051,571	$26,793,825

The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Salaried Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

(in thousands)

	ESOP Fund	Participant- Directed Investments	Total

Net assets available for benefits at beginning of year	$4,742,254	$22,051,571	$26,793,825

Additions to net assets:
Contributions:
Participant	36,634	845,223	881,857
Employer	282,512	—	282,512

Total contributions	319,146	845,223	1,164,369

Interest in net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	1,499,624	1,623,368	3,122,992
Interest income on notes receivable from participants	—	10,352	10,352

Total additions	1,818,770	2,478,943	4,297,713

Deductions from net assets:
Distributions and withdrawals	850,534	1,193,126	2,043,660
Administrative expenses	241	33,999	34,240

Total deductions	850,775	1,227,125	2,077,900

Change in net assets	967,995	1,251,818	2,219,813
Transfers from other plans	—	9,074	9,074

Net assets available for benefits at end of year	$5,710,249	$23,312,463	$29,022,712

The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all salaried employees of Lockheed Martin Corporation (Lockheed Martin or the Corporation) in groups to which Plan participation is extended by the Corporation, including employees in the U.S. and certain U.S. citizens working abroad. Eligible employees are automatically enrolled in the Plan when they are hired, unless they affirmatively decline to participate.

The Plan includes an Employee Stock Ownership Plan (ESOP) feature. Cash dividends paid on Lockheed Martin common stock in both the Employee Stock Ownership Plan Fund (ESOP Fund) and the Lockheed Martin Stock Fund are automatically reinvested in those funds, unless the participant elects to receive the dividend directly as taxable income.

The assets of the Plan, excluding receivables, are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin and State Street Bank and Trust Company (the Trustee). The recordkeeper is Voya (formerly named ING). Lockheed Martin is the Plan Sponsor and the Plan Administrator.

Plan Merger and Transfer of Assets

Effective January 1, 2010, most salaried employees in the Corporation’s Information Systems & Global Solutions business segment who were participating in the Lockheed Martin Corporation Operations Support Savings Plan (OSSP) became eligible to contribute to the Plan and ineligible to contribute to the OSSP. In 2011, most of these employees had their account balances transferred from the OSSP to the Plan. Account balances of employees with outstanding loans in the OSSP were not immediately transferred; however, these account balances are subject to transfer to the Plan when the loans are repaid. During 2014, assets of the OSSP in amount of $9,074,000 were transferred to the Plan.

Contributions

The Plan allows eligible employees to make contributions on a before-tax, after-tax, or Roth 401(k) basis. Each year, eligible employees can make contributions of up to 25% of the employee’s base salary, subject to regulatory limitations. If automatically enrolled, a participant’s contribution is set at 3% of their base salary in before-tax contributions. The Plan has an auto-escalation feature whereby contributions for those automatically enrolled are increased 1% each year up to 8% unless changed by the participant. The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Corporation contributes an amount equal to 50% of the first 8% of the participant’s basic contribution. Substantially all employer contributions to the Plan consist of the Corporation’s common stock invested in the ESOP Fund. Participants are immediately vested in all employer contributions.

Participant contributions may be invested in one or more of the available investment funds at the participant’s election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their account balance to the Stable Value Fund during the fourth quarter of each year. Amounts that are transferred out of the Stable Value Fund must remain invested in a Core or Target Date Fund for at least 90 days before they are eligible to be transferred into the Government Short Term Fund, the Treasury Inflation-Protected Securities (TIPS) Fund, or the Self-Directed Brokerage Account (SDBA). Participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund or the ESOP Fund.

An option available to participants is the SDBA, whereby a participant may elect to invest up to 75% of the participant’s transferable account balance in stocks, mutual funds, bonds, or other investments offered by the Plan at the participant’s direction. A participant’s initial transfer to the SDBA must be at least $3,000, and subsequent transfers must be at least $1,000. No distributions, withdrawal, or loan may be made directly from the assets in the SDBA.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Notes Receivable from Participants

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant’s account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to the account balance at the time his or her employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

ESOP Feature

There were 29,471,771 and 31,755,856 shares of the Corporation’s common stock in the ESOP Fund as of December 31, 2014 and 2013, respectively.

401(h) Arrangement

The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (IRC). The 401(h) arrangement is used by the Corporation to fund, in part, the Corporation’s portion of post-retirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with Section 401(h) of the IRC, the Plan’s investment in the 401(h) account may not be used, or diverted for any purpose other than providing health and welfare benefits for retirees. Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually at the discretion of the Corporation. The assets of the 401(h) account are held by the Northern Trust Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

The Plan, through the Master Trust, invests in a Stable Value Fund which holds synthetic guaranteed investment contracts (synthetic GICs) that are fully benefit-responsive (see Note 3). The Plan is required to report fully benefit-responsive investment contracts at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the fully benefit-responsive investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements (continued)

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses on investments bought and sold as well as held during the year are included in interest in net investment gain from the Master Trust on the Statement of Changes in Net Assets Available for Benefits. Interest income on notes receivable from participants is recorded on the accrual basis.

Administrative Expenses

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plan proportionally based on the Plan’s interest in the Master Trust’s net assets or directly if specifically related to the Plan. Certain indirect administrative expenses are paid by the Corporation and are excluded from these financial statements. Expenses paid by the Plan are shown on the Statement of Changes in Net Assets Available for Benefits.

Accounting Standards

In May 2015, the Financial Accounting Standards Board (FASB) issued new guidance that eliminates the current requirement to categorize within the fair value hierarchy investments with fair values measured at net asset value (NAV) using the practical expedient in Accounting Standards Codification (ASC) 820 “Fair Value Measurement”. The new guidance will require entities to disclose the fair values of such investments as a reconciling item between the balance sheet amounts and the amounts reported in the fair value hierarchy table. Entities will be required to continue to disclose information describing the nature and risks of the investments measured using the NAV practical expedient. The new disclosures are required for the Plan beginning on January 1, 2017. Early adoption is permitted. The new guidance only impacts footnote disclosures and will not impact the financial statements.

3.	Master Trust & 401(h) account

General

The Plan’s interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the participating plans included therein proportionally based on each plan’s interest in the Master Trust’s net assets. The Plan’s interest in the Master Trust’s net assets as of December 31, 2014 and 2013 was 90.68% and 90.54%, respectively.

The Plan, through the Master Trust, invests in a Stable Value Fund which holds synthetic guaranteed investment contracts (synthetic GICs) that are fully benefit-responsive and managed separate accounts. A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution paired with an underlying investment or investments, usually a portfolio of high quality fixed income securities. These investment contracts provide that realized and unrealized gains and losses on the underlying investments are amortized over the duration of the underlying investments through adjustments to the future interest-crediting rates. The primary factors affecting the future interest-crediting rates of the wrap contracts include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into or out of the wrap contracts, the investment returns generated by the investments that back the wrap contracts, and the duration of the underlying investments covered by the wrap contracts. The future interest-crediting rates may not be less than 0% and are adjusted monthly or quarterly based on the yield to maturity of the underlying investments, a market value to contract value ratio of the underlying investments, and the durations of the underlying investments. The contracts are fully benefit-responsive, which guarantees that all qualified participant withdrawals will occur at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and contract administrative expenses.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements (continued)

In certain circumstances the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrap contract in order to switch to a different investment provider, or adoption of a successor plan that does not meet the wrap contract issuer’s underwriting criteria for issuance of a duplicate wrap contract. The Plan Administrator does not believe that the occurrence of any of these events is probable. Also, the following events would permit the contract issuers to terminate the contracts prior to their scheduled maturity date: the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the contract issuer could terminate the contract at the fair value of the underlying investments.

The average yield of the synthetic GICs based on actual earnings was approximately 1.29% and 1.49% for the years ended December 31, 2014 and 2013, respectively. The average yield of the synthetic GICs based on interest rate credited to participants was approximately 1.42% and 1.45% for the years ended December 31, 2014 and 2013, respectively.

The Master Trust invests in a Short-Term Investment Fund or Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, that is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. The related earnings from the Short-Term Investment Fund or Government Short-Term Investment Fund are used to pay certain expenses related to participant accounts.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin stock funds and the other investment funds that are investment alternatives for the Plan that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or the Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on an annual rate equal to the interest crediting rate to the Short Term Investment Fund or the Government Short-Term Investment Fund portion of the Stable Value Fund, as appropriate. The Lockheed Martin stock funds may borrow, without interest, up to $200,000,000 from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2014 and 2013, there were no such advances payable to the Corporation. Occasionally, the Master Trust and 401(h) account invest in derivative financial instruments for liquidity or asset allocation purposes. At December 31, 2014 and 2013, there were no material investments in derivatives.

Fair Value of Assets

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and requires disclosures regarding fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1 – Quoted prices in active markets for identical assets and liabilities;

•	Level 2 – Observable inputs, other than Level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

•	Level 3 – Unobservable inputs where valuation models are supported by little or no market activity that one or more significant inputs are unobservable and require us to develop relevant assumptions.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements (continued)

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2014 and their appreciation (depreciation) for the year ended December 31, 2014 (in thousands):

	Level 1	Level 2	Level 3	Total	Appreciation (Depreciation)

Cash and cash equivalents	$959,691	$—	$—	$959,691	$(315)
Equity:
U.S. equity securities	2,571,646	—	—	2,571,646	2,077,959
U.S. equity securities - Lockheed Martin	8,040,348	—	—	8,040,348	2,620
International equity securities	305,058	—	—	305,058	(27,429)
Commingled equity funds	1,517,292	11,272,251	—	12,789,543	768,604
Fixed income:
Corporate debt securities	—	92,502	—	92,502	(1,282)
U.S. Government securities	—	1,240,889	—	1,240,889	5,331
Other fixed income securities	122,044	5,680,499	—	5,802,543	131,739
Alternative investments:
Wrap contract	—	—	896	896	(60)

Total Investment Assets at Fair Value	$13,516,079	$18,286,141	$896	$31,803,116	$2,957,167

Payables, net				(19,702)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(52,514)

Total net assets				$31,730,900

Interest and dividend income earned by the Master Trust for the year ended December 31, 2014 was $429,486,000.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2013 (in thousands):

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$740,972	$—	$—	$740,972
Equity:
U.S. equity securities	2,451,804	—	—	2,451,804
U.S. equity securities - Lockheed Martin	6,648,103	—	—	6,648,103
International equity securities	566,954	—	—	566,954
Commingled equity funds	1,738,218	10,287,343	—	12,025,561
Fixed income:
Corporate debt securities	—	99,553	—	99,553
U.S. Government securities	—	1,002,045	—	1,002,045
Other fixed income securities	74,758	5,762,505	—	5,837,263
Alternative investments:
Wrap contract	—	—	956	956

Total Investment Assets at Fair Value	$12,220,809	$17,151,446	$956	$29,373,211

Payables, net				(37,837)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(16,201)

Total net assets				$29,319,173

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements (continued)

The fair value of the wrap contract of $896,000 and $956,000 at December 31, 2014 and 2013, respectively, are considered Level 3 investments due to certain unobservable inputs as described below. The change in the fair value during 2014 was due to unrealized losses.

The Master Trust recognizes transfers between levels of the fair value hierarchy as of the date of the change in circumstances that causes the transfer. During 2014, there were no transfers between Levels 1, 2, and 3.

401(h) account

The assets in the 401(h) account are held outside the Master Trust in a separate trust. The following table presents the fair value of the assets in the 401(h) account by asset category and their level within the fair value hierarchy as of December 31, 2014 (in thousands):

	Level 1	Level 2	Total

Cash and cash equivalents	$129,260	$—	$129,260
Equity:
U.S. equity securities	52,680	—	52,680
International equity securities	54,517	—	54,517
Commingled equity funds	34,575	—	34,575
Fixed income:
Corporate debt securities	—	32,501	32,501
Other fixed income securities	—	60,813	60,813

Total assets	$271,032	$93,314	$364,346

Receivables, net			807

Total net assets			$365,153

The following table presents the fair value of the assets in the 401(h) account by asset category and their level within the fair value hierarchy as of December 31, 2013 (in thousands):

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$109,619	$—	$—	$109,619
Equity:
U.S. equity securities	66,592	—	—	66,592
International equity securities	37,786	—	—	37,786
Commingled equity funds	21,449	—	—	21,449
Fixed income:
U.S. Government securities	—	100,984	—	100,984
Other fixed income securities	—	1,412	1,387	2,799

Total assets	$235,446	$102,396	$1,387	$339,229

Receivables, net				1,441

Total net assets				$340,670

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements (continued)

The following table presents the changes during 2014 in the fair value of 401(h) account assets categorized as Level 3 in the preceding tables (in thousands):

	Balance, beginning of year	Realized gains	Sales	Balance, end of year

Other fixed income securities	$1,387	$23	$(1,410)	$—

The 401(h) account recognizes transfers between levels of the fair value hierarchy as of the date of the change in circumstances that causes the transfer. During 2014, there were no transfers between Levels 1, 2, and 3.

Valuation Techniques

Cash equivalents are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value.

U.S. equity securities and international equity securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year.

Commingled equity funds are investment vehicles valued using the Net Asset Value (NAV) provided by the fund managers. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level 1 if traded at their NAV on a nationally recognized securities exchange or categorized as Level 2 if the NAV is corroborated by observable market data (e.g., purchases or sales activity). These funds may be redeemed on a daily or monthly basis, depending upon notification requirements, liquidity, and other matters.

Other fixed income securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year. Corporate debt securities, U.S. Government securities, and other fixed income securities categorized as Level 2 are valued by the Trustee using pricing models that use verifiable observable market data (e.g., interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics. Other fixed income securities are categorized at Level 3 when valuations using observable inputs are unavailable. The Trustee obtains pricing based on indicative quotes or bid evaluations from vendors, brokers or the investment manager.

Other fixed income securities in the Master Trust categorized as Level 2 also include the Stable Value Fund. Securities within the Stable Value Fund for which market quotations are readily available are valued in accordance with such market quotations. If market quotations are not available with respect to any such security, the fair value of the security is determined in good faith by the issuer of the Stable Value Fund.

Individual assets of the synthetic GICs are invested in fixed income securities and are categorized as Level 2 as they are valued at representative quoted market prices. The fair values of the wrap contracts associated with the synthetic GICs are categorized as Level 3 and are determined by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	Parties-in-Interest Transactions

The Plan makes certain investments through the Master Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. The Master Trust held 41,721,605 and 44,675,225 shares of the Corporation’s common stock as of December 31, 2014 and 2013, respectively. Dividends earned by the Master Trust on the Corporation’s common stock were $234,578,000 for the year ended December 31, 2014. The Master Trust invests in certain investments that are sponsored by State Street, the Trustee. These investments include the following: Government Short Term Fund, S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, and MSCI EAFE Indexed Equity Fund.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements (continued)

Also, the Master Trust owed the Corporation $1,100,000 and $1,000,000 as of December 31, 2014 and 2013, respectively, for certain expenses paid by the Corporation in providing services to the Plan.

Certain funds are sponsored by Northern Trust Investments, a wholly-owned subsidiary of The Northern Trust Company. The Northern Trust Company is the Trustee of the 401(h) account. Therefore, investments in these funds are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

The 401(h) account invests in common stock of the ING Groep NV, which was the parent company of the recordkeeper until March 3, 2015. Therefore, investments in ING Groep NV common stock are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

5.	Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated October 17, 2013, that the Plan is designed in accordance with applicable sections of the IRC and, therefore, the related trust is exempt from taxation. The Plan has been amended since issuance of the determination letter. However, the Plan Administrator and the Corporation’s counsel believe that the current design and operations of the Plan are in compliance with the applicable provisions of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan to determine whether the Plan has taken any uncertain positions that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, but no tax audits are in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits as of December 31, 2014 and 2013 per the financial statements to the Form 5500 (in thousands):

	December 31,
	2014	2013

Net assets available for benefits per the financial statements	$29,022,712	$26,793,825
Add: Net assets held in 401(h) account per Form 5500	365,153	340,670
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	47,619	14,670

Net assets available for benefits per the Form 5500	$29,435,484	$27,149,165

The net assets of the 401(h) account are reflected as net assets available for benefits on the Form 5500, but not in these financial statements as they may only be used to pay retiree medical benefits.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements (continued)

The following is a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2014, per the financial statements to the Form 5500 (in thousands):

	Amounts per Financial Statements	401(h) account	Amounts per Form 5500

Interest and dividend income	$—	$6,192	$6,192
Net realized and unrealized loss	—	18,648	18,648
Administrative expense	—	(357)	(357)

	Amounts per Financial Statements	Differences	Amounts per Form 5500

Interest in net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$3,122,992	$(26,470)	$3,149,462
Administrative expenses	(34,240)	31,501	(2,739)
Interest income on notes receivable from participants	10,352	(10,352)	—
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(47,619)	47,619

Differences in the Plan’s interest in the net investment gain in the Master Trust and administrative expenses reported in the financial statements arose from the classification of certain administrative expenses and interest income on notes receivable from participants, which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes. The Plan’s interest in the net investment gain in the Master Trust reported in the financial statements also differed from the related amount per the Form 5500 as a result of the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value
	401(h) account **
	Corporate Debt Securities - Preferred
	Alabama Power Co 4.15% Due 08-15-2044	215,000	$213	$226
	America Movil Sab De 4.375% Due 07-16-2042	200,000	178	192
	Amgen Inc 5.375% Due 05-15-2043	375,000	405	436
	Anheuser-Busch 2.625% Due 01-17-2023	425,000	400	413
	Apache Corp 4.25% Due 01-15-2044	270,000	251	236
	Bank of America Corp 4.1% Due 07-24-2023	315,000	320	332
	Berkshire Hathaway 4.4% Due 05-15-2042	295,000	290	317
	BHP Billiton Finance 5% Due 09-30-2043	100,000	106	113
	Centerpoint Energy 4.5% Due 04-01-2044	15,000	15	17
	Cisco System Inc 5.5% Due 01-15-2040	100,000	115	122
	Citigroup Inc 3.75% Due 06-16-2024	545,000	544	557
	Consolidated Edison Co of New York 3.95% Due 03-01-2043	200,000	184	199
	Corning Inc 4.75% Due 03-15-2042	75,000	77	80
	DTE Electric Co 4.3% Due 07-01-2044	185,000	185	201
	General Electric Co 4.125% Due 10-09-2042	765,000	738	792
	Goldman Sachs 4.8% Due 07-08-2044	440,000	438	471
	JP Morgan Chase & Co 3.625% Due 05-13-2024	435,000	433	445
	Lowe’s Companies Inc 4.65% Due 04-15-2042	200,000	204	222
	Metlife Inc Sr Nt Ser D Step Up 09-15-2023 09-11-2015	190,000	203	207
	Morgan Stanley 3.7% Due 10-23-2024	258,000	258	262
	Nbcuniversal Media 4.45% Due 01-15-2043	775,000	752	821
	Northern States Power Co 4.125% Due 05-15-2044	95,000	95	100
	Northwestern Mutual Life 6.063% Due 03-30-2040	235,000	292	304
	Oracle Corp 4.5% Due 07-08-2044	450,000	454	489
	Pepsico Inc 3.6% Due 08-13-2042	110,000	99	103
	Pepsico Inc 4.25% Due 10-22-2044	75,000	75	78
	Philip Morris International 4.125% Due 03-04-2043	150,000	140	147
	PVTPL Guardian Life Insurance Co of America 4.875% Due 06-19-2064	225,000	226	240
	PVTPL Medtronic Inc 4.625% Due 03-15-2045	131,000	131	142
	PVTPL Sabmiller Holdings Inc 4.95% Due 01-15-2042	200,000	206	225
	PVTPL Teachers Insurance 4.9% Due 09-15-2044	340,000	342	379
	Rio Tinto Finance USA 4.125% Due 08-21-2042	85,000	77	83
	Southern California Edison Co 4.65% Due 10-01-2043	275,000	290	311
	Target Corp 4% Due 07-01-2042	265,000	246	269
	Transcanada 5% Due 10-16-2043	150,000	159	157
	Union Pacific Corp 4.3% Due 06-15-2042	250,000	243	266
	Unitedhealth Group 3.95% Due 10-15-2042	250,000	227	248
	United Technologies 4.5% Due 06-01-2042	325,000	332	354
	Vodafone Group PLC 4.375% Due 02-19-2043	265,000	240	258
	Wal-Mart Stores 4.3% Due 04-22-2044	330,000	329	360
	Wellpoint Inc 4.625% Due 05-15-2042	225,000	218	236
	Wells Fargo & Co New Medium Term Notes 4.65% Due 11-04-2044	201,000	201	207

	Total Corporate Debt Securities - Preferred		$10,931	$11,617

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Corporate Debt Securities –Other
	21st Century Fox 4.75% Due 09-15-2044	525,000	$527	$574
	Actavis Funding 4.85% Due 06-15-2044	110,000	111	112
	Alleghany Corp Del 4.9% Due 09-15-2044	150,000	149	157
	Altria Group Inc 5.375% Bonds Due 01-31-2044	225,000	238	256
	Antero Resources Finance Corp 5.375% Due 11-01-2021	161,000	165	156
	Appalachian Power Co 4.4% Due 05-15-2044	310,000	308	326
	AT&T Inc 4.35% Due 06-15-2045	1,235,000	1,095	1,164
	Barrick Gold Corp 5.25% Due 04-01-2042	135,000	129	125
	Barrick North America Finance 5.75% Due 05-01-2043	65,000	64	65
	Becton Dickinson & 4.685% Due 12-15-2044	30,000	30	32
	Berkshire Hathaway 4.5% Due 02-01-2045	210,000	212	220
	Burlington Northn Santa 4.55% Due 09-01-2044	5,000	5	5
	Canadian Natural Resources LTD 3.8% Due 04-15-2024	122,000	125	120
	Canadian Natural Resources LTD 6.25% Due 03-15-2038	175,000	210	195
	Cenovus Energy Inc 5.2% Due 09-15-2043	225,000	237	217
	Chesapeake Energy Corp 7.25% Due 12-15-2018	65,000	74	71
	Cimarex Energy Co 4.375% Due 06-01-2024	29,000	29	28
	Cimarex Energy Co 5.875% Due 05-01-2022	125,000	138	130
	CMS Energy Corp 4.7% Due 03-31-2043	350,000	349	373
	Conagra Foods Inc 4.65% Due 01-25-2043	270,000	264	282
	Concho Resources Inc 5.0% Due 04-01-2023	140,000	145	141
	Consol Energy Inc 8.25% Due 04-01-2020	85,000	93	88
	Continental Resources Inc 4.9% Due 06-01-2044	245,000	240	212
	Continental Resources Inc 5.0% Due 09-15-2022	75,000	79	73
	CVS Caremark Corp 5.3% Due 12-05-2043	175,000	194	209
	Devon Energy Corp 4.75% Due 05-15-2042	228,000	229	230
	Dominion Resources Inc 4.05% Due 09-15-2042	675,000	609	658
	Dow Chemical Co 4.375% Due 11-15-2042	275,000	255	266
	Dow Chemical Co 4.625% Due 10-01-2044	80,000	79	81
	Duke Energy Corp 3.75% Due 04-15-2024	225,000	225	234
	El Paso Pipelines 4.7% Due 11-01-2042	225,000	202	203
	Embarq Corp 7.995% Due 06-01-2036	40,000	43	45
	Encana Corp 5.15% Due 11-15-2041	275,000	284	252
	Energy Transfer 5.15% Due 02-01-2043	250,000	244	247
	Enterprise Products 5.1% Due 02-15-2045	450,000	468	484
	Fedex Corp Bond 5.1% Due 01-15-2044	166,000	173	192
	Hartford Financial Services 4.3% Due 04-15-2043	250,000	234	256
	Hess Corp 5.6% Due 02-15-2041	175,000	193	188
	Kinder Morgan Energy Partners LP 5.0% Due 03-01-2043	630,000	585	598
	Kraft Foods Group 5% Due 06-04-2042	225,000	237	248
	Kroger Co 5.0% Due 04-15-2042	125,000	127	136
	L-3 Communications 3.95% Due 05-28-2024	170,000	169	171
	LYB International Finance BV 4.875% Due 03-15-2044	205,000	210	211

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Corporate Debt Securities –Other (Continued)
	Marathon Pete Corp 4.75% Due 09-15-2044	350,000	$345	$331
	Markwest Energy 6.75% Due 11-01-2020	10,000	11	10
	Midamerican Energy 5.15% Due 11-15-2043	431,250	463	488
	Molson Coors 5.0% Due 05-01-2042	295,000	303	320
	Mondelez International Inc 6.5% Due 02-09-2040	50,000	63	67
	Newmont Mining Corp 4.875% Due 03-15-2042	170,000	141	148
	Nisource Finance Corp 5.25% Due 02-15-2043	200,000	206	229
	Noble Energy Inc 5.05% Due 11-15-2044	75,000	74	74
	Noble Energy Inc 5.25% Due 11-15-2043	300,000	316	305
	Noble Holdings International 5.25% Due 03-15-2042	375,000	369	296
	Oasis Pete Inc New 7.25% Due 02-01-2019	34,000	36	32
	Orange SA 5.5% Due 02-06-2044	150,000	158	176
	Pacific Gas & Electric Co 4.3% Due 03-15-2045	10,000	10	10
	Pacific Gas & Electric Co 4.75% Due 02-15-2044	450,000	456	495
	Petrobras Global 5.625% Due 05-20-2043	95,000	85	77
	Phillips 66 4.875% Due 11-15-2044	105,000	103	108
	Phillips 66 5.875% Due 05-01-2042	200,000	233	230
	PPL Capital Funding INC 3.95% Due 03-15-2024	450,000	452	469
	PSEG Power LLC 4.3% Due 11-15-2023	105,000	109	110
	PVTPL BAE System Holdings Inc Note 3.8% Due 10-07-2024	125,000	125	128
	PVTPL Canadian Oil Sands LTD Note 6.0% Due 04-01-2042	205,000	224	185
	PVTPL Heineken NV Note 4.0% Due 10-01-2042	375,000	338	365
	PVTPL Huntington Ingalls Industries Inc Note 5.0% Due 12-15-2021/12-02-2014	25,000	25	25
	PVTPL Liberty Mutual Group Inc Note 4.85% Due 08-01-2044	235,000	235	239
	PVTPLErac USA Finance LLC Note 5.625% Due 03-15-2042	150,000	168	175
	Range Resources Corp 5.75% Due 06-01-2021	79,000	85	82
	Rogers Communications Inc 4.5% Due 03-15-2043	365,000	348	367
	Scripps Networks 3.9% Due 11-15-2024	453,000	451	461
	Sempra Energy 3.55% Due 06-15-2024	95,000	95	96
	Sempra Energy 4.05% Notes Due 12-01-2023	500,000	513	529
	Teck Resources LTD 5.2% Due 03-01-2042	195,000	177	159
	Thomson Reuters 4.5% Due 05-23-2043	325,000	301	325
	Time Warner Cable 4.5% Due 09-15-2042	430,000	395	442
	Time Warner Inc 6.25% Due 03-29-2041	425,000	501	528
	Transcontinental Gas Pipe Line Co LLC 4.45% Due 08-01-2042	55,000	52	52
	Vale SA 5.625% Due 09-11-2042	300,000	283	279
	Valero Energy Corp 6.625% Due 06-15-2037	125,000	151	148
	Verizon 3.85% Due 11-01-2042	1,840,000	1,629	1,640
	Weatherford International LTD Bermuda 5.95% Due 04-15-2042	100,000	109	85
	Whiting Pete Corp 5.75% Due 03-15-2021	109,000	116	101
	Xcel Energy Inc 4.8% Due 09-15-2041	100,000	104	112
	Yum Brands Inc 5.35% Due 11-01-2043	325,000	344	355

	Total Corporate Debt Securities - Other		$20,478	$20,884

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock
	Abb LTD	3,232	$62	$69
	Actavis PLC	2,700	539	695
	Adidas AG	1,755	155	122
	Adobe System Inc	10,111	640	735
	Aetna Inc	4,900	336	435
	AGL Energy	7,321	103	80
	Agrium Inc	4,761	409	452
	AIA Group LTD	73,555	313	409
	Aisin Seiki Co	800	31	29
	Akzo Nobel NV	726	47	51
	Alcatel-Lucent	105,608	417	380
	Alimentation Couch	2,249	78	95
	Allergan Inc	4,724	533	1,004
	Allianz SE	3,371	535	560
	Amazon.com Inc	934	275	290
	Amcor LTD	6,699	67	74
	American Express Co	4,200	248	391
	American International Group Inc	9,400	370	526
	Ameriprise Financial Inc	4,500	332	595
	Anadarko Petro Corp	2,400	215	198
	Analog Devices Inc	12,111	483	672
	Anglo American	1,195	28	22
	Anheuser Busch Inbev	14,606	1,195	1,649
	Apple Inc	8,838	536	976
	Asahi Group Holdings LTD	2,000	50	62
	Asahi Kasei Corp	4,000	32	37
	Asciano LTD	8,236	39	41
	ASML Holding NV	3,463	263	375
	Assa Abloy	860	43	46
	Astellas Pharma	9,100	102	128
	Astrazeneca	3,614	195	257
	ATCO LTD	3,370	143	139
	Aurizon Holdings LTD	25,501	107	96
	Australia and New Zealand Banking Group	16,946	472	445
	Avago Technologies LTD	7,100	371	714
	B/E Aerospace Inc	11,456	628	665
	Baidu Inc	1,550	269	353
	Baker Hughes Inc	3,300	236	185
	Balfour Beatty	3,134	11	10
	Banco Bradesco SA	24,469	335	327

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	Banco Santander	28,418	$249	$241
	Bank of America Corp	37,100	454	664
	Bank of Nova Scotia	1,177	66	67
	Bank of Yokohama	2,000	9	11
	Barclays PLC	70,168	297	266
	Barrick Gold Corp	6,360	153	69
	BASF	1,994	202	169
	Bayer AG	8,201	894	1,121
	Bayerische Motoren Werke AG	1,068	114	116
	BBVA	15,491	184	147
	BCE Inc	2,690	113	124
	Belgacom SA	1,534	43	56
	Berkshire Hathaway Inc	8,761	692	1,315
	BG Group PLC	38,323	772	517
	BHP Billiton LTD	6,697	228	161
	BHP Billiton PLC	20,626	667	447
	Blackrock Inc	1,262	286	451
	BNP Paribas	8,124	517	484
	Bombardier Inc	7,745	29	28
	BP PLC	121,756	1,197	974
	Bridgestone Corp	2,600	86	91
	British American Tobacco	6,232	321	340
	BT Group	20,369	110	128
	Burberry Group	1,890	47	48
	Canadian Oil Sands	2,747	52	25
	Canon Inc	14,900	526	477
	Celestica Inc	2,902	32	34
	Cenovus Energy Inc	2,493	65	52
	Central Japan Railway	200	27	30
	Centrica	25,056	139	109
	Chubu Electric Power Co Inc	4,300	61	51
	Cie De St-Gobain	5,300	297	226
	Cigna Corp	5,800	471	597
	Citigroup Inc	13,793	595	746
	Citrix System Inc	3,900	227	249
	Clariant AG	15,600	299	262
	CLP Holdings LTD	13,000	106	113
	CMS Energy Corp	10,300	339	358
	Coca-Cola Amatil	3,979	31	30
	Comfortdelgro Corp LTD	213,245	419	418

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	Commonwealth Bank of Australia	2,476	$153	$174
	Compass Group PLC	2,621	32	45
	Core Laboratories NV	3,591	534	432
	Credit Agricole SA	3,221	47	42
	Credit Suisse AG	14,021	429	354
	CSL LTD	1,993	130	141
	CSX Corp	15,700	449	569
	CTT Correios De Portugal SA	36,800	383	357
	CVS Health Corp	7,300	415	703
	Daiichi Sankyo	4,900	85	69
	Daimler AG	1,809	148	151
	Daiwa Securities Group Inc	56,700	518	448
	DBS Group Holdings	29,137	373	453
	Denso Corp	1,200	57	57
	Deutsche Bank AG	5,973	253	181
	Deutsche Post AG	5,605	166	183
	Deutsche Telekom AG	15,458	217	248
	Diageo PLC	6,472	176	187
	Discover Financial Service	5,400	344	354
	DNB ASA	17,800	277	263
	Domtar Corp	684	25	28
	Don Quijote Holdings Co LTD	5,700	272	397
	Dufry AG	1,906	303	286
	E.ON SE	7,769	147	133
	East Japan Railway Co	1,800	135	137
	Ebara Corp	65,600	399	272
	Ecolab Inc	8,795	895	919
	EMC Corp	14,408	356	428
	Empire Co	1,804	124	136
	Enel S.p.A	8,640	38	39
	Eni S.p.A	7,898	334	224
	Ericsson	5,232	62	63
	Exxon Mobil Corp	18,252	1,513	1,687
	F5 Networks Inc	4,500	507	587
	Familymart Co	1,300	55	49
	Fanuc Corp	400	70	67
	Ford Motor Co	7,900	92	122
	Fraport (Frankfurt Airport Services)	566	37	33

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	Fresenius SE&KGaA	8,592	$360	$449
	Fuji Heavy Industries	1,000	28	36
	Fujifilm Holdings Corp	12,500	320	386
	GDF Suez	1,250	34	29
	General Dynamics Corp	1,300	88	179
	General Electric Co	5,200	122	131
	General Mills Inc	2,600	133	139
	Gildan Activewear	5,531	321	314
	Gilead Sciences Inc	4,800	408	452
	Glaxosmithkline PLC	19,670	485	422
	Glencore PLC	25,941	132	121
	Google Inc	1,428	584	754
	Grifols SA	10,705	392	364
	Hanesbrands Inc	3,200	184	357
	Harley Davidson	3,100	200	204
	Hartford Financial Service Group Inc	15,600	555	650
	Heineken NV	881	56	63
	Hennes & Mauritz	2,686	97	112
	Hermes International	30	10	11
	Hewlett Packard Co	22,600	547	907
	Hitachi	17,463	119	131
	Honda Motor Co	3,900	145	115
	Honeywell International Inc	9,689	578	968
	Hong Kong & China Gas	38,900	85	89
	HSBC Holdings	48,087	491	456
	Huntington Bancshares Inc	40,600	376	427
	IAMGOLD Corp	10,241	88	28
	Iberdrola SA	18,888	111	128
	Imperial Tobacco	5,637	217	249
	Inditex	3,264	88	94
	Indivior PLC	2,272	4	5
	Industrial & Commercial Bank China	366,100	233	267
	Infineon Technologies AG	30,684	297	328
*	ING Groep NV	7,716	82	101
	Inpex Corp	4,700	62	53
	INS Australia	18,202	100	93
	Intact Financial Corp	1,167	69	85
	Intuit	7,121	450	657
	Investor AB	1,526	36	56
	Itochu Corp	1,600	20	17

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	ITV	107,248	$271	$360
	Japan Tobacco Inc	16,800	518	466
	Jardine Matheson Holdings	6,400	360	390
	Johnson & Johnson	3,529	215	369
	JP Morgan Chase & Co	13,900	607	870
	Julius Baer Group	1,115	42	51
	Kansai Electric Power Co	4,400	57	42
	Kao Corp	700	23	28
	KBC Groep NV	9,339	455	525
	KDDI Corp	2,500	133	159
	Keyence Corp	100	43	45
	Kinross Gold Corp	22,308	102	63
	Kion Group AG	6,300	282	242
	Kirin Holdings Co	4,000	57	50
	KLX Inc	5,728	237	236
	Komatsu	1,600	37	36
	Koninklijke Ahold	3,648	64	65
	Koninklijke Dsm	19	1	1
	Koninklijke Philip	6,440	175	188
	Kroger Co	11,100	644	713
	Kubota Corp	24,000	294	352
	L-3 Communications Holdings Corp	2,400	250	303
	Las Vegas Sands Corp	4,600	318	268
	Laurentian Bank Canada	964	42	42
	Lawson Inc	1,100	82	67
	Liberty Global PLC	15,554	621	751
	Linde AG	182	36	34
	Lloyds Banking Group	512,837	575	606
	London Stock Exchange Group	2,880	68	100
	LVMH Moet Hennessy Louis Vuitton SA	623	95	100
	Lyondellbasell Industries NV	2,900	210	230
	Magna International Inc	626	61	68
	Mapfre SA	12,191	56	42
	Markel Corp Holding Co	1,231	547	841
	Marubeni Corp	4,000	31	24
	Mazda Motor Corp	1,400	33	34
	Mediaset	87,800	406	365
	Merck KGAA	1,728	130	164
	Mettler-Toledo International Inc	3,115	734	942
	Michelin (CGDE)	4,027	403	367

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	Microsoft Corp	8,700	$367	$404
	Mitsubishi Chemical	7,000	33	34
	Mitsubishi Corp	6,100	123	113
	Mitsubishi Electric Corp	7,000	87	84
	Mitsubishi Heavy Industries	2,014	12	11
	Mitsubishi UFJ Financial Group	28,699	156	159
	Mitsui & Co LTD	1,200	18	16
	Mitsui Fudosan Co LTD	3,000	96	81
	Mizuho Financial Group	87,500	165	148
	Mondelez International Inc	21,188	509	770
	Monsanto Co	1,100	128	131
	Morgan Stanley	8,000	219	310
	Muenchener Rueckve	515	107	103
	National Australia Bank	3,230	94	89
	National Grid	11,221	137	161
	Natural Resources	2,515	91	78
	Nestle SA	7,936	507	583
	Nextera Energy Inc	5,500	415	585
	Nippon Telegraph & Telephone Corp	3,400	188	176
	Nissan Motor Co LTD	6,500	67	57
	Nordea Bank AB	33,952	455	394
	Novartis AG	14,729	1,050	1,369
	Novo-Nordisk AS	6,405	227	271
	NTT Docomo Inc	8,900	141	131
	O Reilly Automotive Inc	4,309	648	830
	Oil Search LTD	9,942	75	64
	Omron Corp	8,700	316	395
	Open Text Co	4,547	248	265
	Oracle Corp	26,823	733	1,206
	Orix Corp	6,200	91	79
	Osaka Gas Co LTD	23,000	94	87
	OSRAM Licht AG	102	3	4
	Oversea-Chinese Banking Corp	6,000	48	47
	Paccar Inc	4,700	293	320
	Pan Amern Silver Corp	512	10	5
	Partners Group Holding	208	46	61
	Pearson	6,525	117	121
	Pepsico Inc	4,529	292	428
	Perrigo Co LTD	1,500	241	251

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	Pfizer Inc	6,800	$166	$212
	Potash Corp Saskatchewan Inc	7,500	292	265
	Praxair Inc	3,854	322	499
	Precision Castparts Corp	2,044	469	492
	Procter & Gamble	6,528	393	595
	Prudential	20,779	367	483
	Prudential Financial Inc	5,400	319	489
	Qualcomm Inc	9,286	391	690
	Reckitt Benckiser Group PLC	2,272	156	185
	Reed Elsevier	1,563	24	27
	Renault SA	5,963	509	437
	Rentokil Initial	179,300	355	339
	Resona Holdings	12,100	62	62
	Rexel	16,093	403	289
	Richemont	5,809	462	519
	Rio Tinto LTD	13,498	781	632
	Roche Holdings AG Genusscheine	2,406	548	654
	Rogers Communications Inc	1,421	58	55
	Rolls Royce Holdings	2,700	49	37
	Ross Stores Inc	1,800	88	170
	Royal Bank of Canada	438	26	30
	Royal Dutch Shell	17,959	625	615
	RWE AG	11,207	436	348
	Ryohin Keikaku Co	2,219	195	275
	Sabmiller PLC	2,975	149	156
	Sainsbury PLC	4,321	27	17
	Sampo PLC	560	28	26
	Samsung Electronic	406	230	246
	Sandisk Corp	4,900	447	480
	Sanofi	8,805	803	806
	Santen Pharmceutical Co	500	19	27
	SAP AG	6,355	452	448
	Schlumberger LTD	8,237	617	704
	Sensata Technologies Holdings	12,327	469	646
	Seven & I Holdings Co LTD	4,100	146	149
	SGS SA	183	376	377
	Shaw Communication	3,555	86	96
	Shin-Etsu Chemical	1,300	74	85
	Shionogi & Co LTD	1,800	39	47
	Shire PLC	2,081	98	147
	Shiseido Co LTD	3,100	50	44

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	Siemens AG	2,231	$250	$253
	Singapore Telecommunications	41,000	112	121
	SJM Holdings LTD	19,690	31	31
	Sky PLC	5,040	59	71
	Skyworks Solutions Inc Com	5,900	331	429
	SMC Corp	1,500	333	400
	Smith & Nephew	2,933	33	54
	Societe Generale	1,100	55	47
	Softbank Corp	7,891	517	475
	SPX Corp	3,100	270	266
	SSE PLC	4,973	117	126
	St. Jude Medical Inc	7,989	302	520
	Standard Chartered PLC	4,558	101	68
	Starbucks Corp	7,263	418	596
	Statoil ASA	11,997	302	210
	Sumitomo Corp	5,700	74	59
	Sumitomo Mitsui Financial Group	19,999	850	730
	Sumitomo Mitsui Trust Holdings Inc	26,840	112	104
	Suncor Energy Inc	2,833	94	90
	Svenska Cellulosa	2,406	63	52
	Svenska Handelsbkn	2,101	96	98
	Swatch Group	103	65	46
	Swedbank AG	697	16	17
	Swisscom AG	152	81	80
	Syngenta	1,082	363	348
	Takeda Pharmaceutical Co	3,700	173	154
	Tele2 AB	25,700	315	312
	Telefonica SA	14,957	230	216
	Telenor ASA	3,098	63	63
	Teliasonera AB	11,096	85	71
	Telstra Corp LTD	25,361	118	124
	Telus Corp	3,678	123	133
	Tesco	30,122	176	89
	Teva Pharmaceutical Industries	11,263	553	648
	Thermo Fisher Corp	2,924	252	366
	Thomas Cook Group	80,666	182	161
	TJX Companies Inc	11,979	713	822
	Tokio Marine Holdings Inc	16,600	485	545
	Tokyo Gas Co LTD	23,000	118	125
	Toll Holdings LTD	9,454	51	46

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	Toray Industries Inc	6,000	$41	$48
	Toshiba Corp	12,000	50	51
	Total SA	13,243	765	681
	Toyo Suisan Kaisha	1,000	31	33
	Toyota Industries	800	37	41
	Toyota Motor Corp	12,800	698	807
	Transcanada Corp	2,443	108	120
	Transdigm Group Inc	4,309	644	846
	Treasury Wine Estates	71,400	318	279
	Triumph Group Inc	3,500	255	235
	Tullow Oil	3,451	50	22
	Tyson Foods Inc (Delaware)	23,400	800	938
	UBS Group	11,561	210	199
	Unicredit SPA	58,200	421	376
	Unilever NV	6,596	243	261
	Unilever PLC	14,406	511	590
	Union Pacific Corp	5,082	253	605
	United Continental Holdings Inc	6,600	420	441
	United Oversea Bank	3,000	54	56
	Universal Health Services Inc	3,700	233	412
	V F Corp	4,300	255	322
	Visa Inc	3,187	392	836
	Vodafone Group	261,856	980	909
	Volvo AB	3,384	48	37
	Walt Disney Co	6,000	255	565
	Wells Fargo & Co	12,700	428	696
	Wesfarmers LTD	1,252	45	43
	Western Digital Corp	2,800	255	310
	Westpac Banking Corp	3,067	81	83
	Wirecard AG	9,384	302	414
	Wm Morrison Supermarkets	42,226	160	121
	Woodside Petroleum	1,549	47	48
	Woolworths LTD	2,145	63	54
	WPP PLC	21,000	324	440
	Xilinx Inc	6,600	272	286
	Yandex NV	4,100	134	74
	Zimmer Holdings Inc	3,900	399	442
	Zurich Insurance Group AG	208	50	65

	Total Common Stock		$90,798	$103,518

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Preferred Stock
	Henkel AG & Co	499	$52	$54
	Volkswagen AG	2,376	546	531

	Total Preferred Stock		$598	$585

	Value of Interest in Registered Investment Companies
	Blackrock Strategic Income Opportunities Portfolio	2,122,922	$21,798	$21,463
	Ishares Core MSCI Emerging Markets ETF Fund	141,200	7,300	6,641
	Ishares MSCI Emerging Markets Index Fund ETF	175,000	6,912	6,876
	Ishares MSCI Germany ETF	4,115	130	113
	Ishares MSCI Janpan ETF	4,517	55	51
	Ishares MSCI Switzerland Capped ETF	6,655	217	211
	Ishares North American Natural Resources ETF	35,314	1,514	1,353
	Ishares S&P TSX 60 Unit	19,379	367	359
	Ishares S&P TSX Unit	8,903	127	123
	Ishares U.S. Home Construction ETF Fund	70,017	1,773	1,812
	Ishares U.S. Real Estate ETF Dow Jones U S Real Estate Index Fund	15,167	1,016	1,165
	Market Vectors Agribusiness ETF	39,845	2,066	2,093
	Neuberger Berman Income Funds New Highincome Bond Fund	969,657	9,200	8,678
*	Northern Institutional Funds Government Portfolio	111,785,372	111,785	111,785
	Select Sector SPDR Fund	10,592	483	515
	Select Sector SPDR Industrial	19,777	1,010	1,119
	SPDR S&P Metals & Mining ETF	14,338	578	443
	SPDR S&P Oil & Gas Exploration and Production ETF	30,554	2,097	1,462
	Van Eck International Investor Gold	104	3	1
	Vanguard FTSE Developed Markets ETF	270,300	8,779	10,239

	Total Value of Interest in Registered Investment Companies		$177,210	$176,502

	Common Collective Trust
*	Northern Trust Collective Tips Index Fund - Non Lending	134,026	$17,548	$17,827
*	Northern Trust Collective Aggregate Bond Index Fund-Non Lending	97,618	12,336	12,844

	Total Value of Interest in Registered Investment Companies		$29,884	$30,671

	Cash and Cash Equivalents	17,516,685	$17,517	$17,517

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2014

	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value
(a)

	Other Investments
	American Tower Corp	18,296	$1,157	$1,809
	Cominar Real Estate Trust Units	476	7	8
	Extra Space Storage Inc	6,500	295	381
	Goodman Group (Stapled Units)	10,907	50	51
	Mirvac Group Stapled Securities	34,509	51	50
	Simon Property Group Inc	2,300	264	419
	SL Green Realty Corp	2,400	228	286
	Stockland Stapled Units	11,155	39	37
	Westfield Group Stapled Units	7,109	46	52

	Total Other Investments		$2,137	$3,093

	Total 401(h) account**		$349,553	$364,387

*	Notes receivable from participants (Interest rates ranging from 3.25% to 10.50%; varying maturities)		$—	$237,970

*	Party-in-interest for which a statutory exemption exists.
**	The 401(h) account’s net assets include interest and dividends receivable of $807,000 and pending trades receivable of $10,158,000 and payable of $10,199,000.
***	This schedule reflects the assets held in the 401(h) account and notes receivable from participants and excludes assets held in the Lockheed Martin Corporation Defined Contribution Plans Master Trust.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried Savings Plan, by Lockheed Martin Corporation as Plan Administrator

Date: June 22, 2015	by:	/s/ J. Richard Jager
J. Richard Jager,
Vice President, Benefits

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm